UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the
Securities Exchange Act of 1934

Date of Report (Date earliest event reported):   N/A

Parkway Properties, Inc.
(Exact name of registrant as specified in its charter)

Maryland	74-2123597
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

One Jackson Place Suite 1000
188 East Capitol Street
P. O. Box 24647
Jackson, Mississippi 39225-4647
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code   (601) 948-4091

(Former name, former address and former fiscal year, if changed since last report)

FORM 8-K

PARKWAY PROPERTIES, INC.

Item 5. Other Events.

Proposed Purchase:

Parkway Properties, Inc. ("Parkway") has entered into a contract to acquire the fee simple interest in an office building located at 233 North Michigan Avenue and an adjacent, four-level structured parking garage ("Chicago Purchase") in Chicago, Illinois for $173,500,000 in cash. The total purchase price, including closing costs, anticipated first year capital expenditures and leasing commissions, is expected to be $175,050,000. The building contains 1,067,000 net rentable square feet which includes office, retail and storage.

The Chicago Purchase, which is subject to customary due diligence procedures, is expected to close on or about June 22, 2001. The Company expects to fund the purchase with short-term bank borrowings, long-term financing and the issuance of Series B Cumulative Convertible Preferred Stock.

Item 7. Financial Statements and Exhibits.

(a) Financial Statements

The following audited financial statement of the Chicago Purchase for the year ended December 31, 2000 is attached hereto. Also included is the unaudited financial statement for the three months ended March 31, 2001.

	Page
Report of Independent Auditors	4
Statements of Rental Revenues and Direct Operating Expenses	5
Notes to Statements of Rental Revenues and Direct Operating Expenses	6

(b) Pro Forma Consolidated Financial Statements

The following unaudited Pro Forma Consolidated Financial Statements are attached hereto:

	Page
Pro Forma Consolidated Financial Statements (Unaudited)	8
Pro Forma Consolidated Balance Sheet (Unaudited) - As of March 31, 2001	9
Pro Forma Consolidated Statement of Income (Unaudited) - For the Year Ended December 31, 2000	10
Pro Forma Consolidated Statement of Income (Unaudited) - For the Three Months Ended March 31, 2001	11
Notes to Pro Forma Consolidated Financial Statements (Unaudited)	12

(c) Exhibits

(10) Purchase and Sale Agreement between TST 233 N. Michigan, L.L.C., a Delaware limited liability company, and Parkway Properties LP, a Delaware limited partnership. Parkway agrees to furnish supplementally to the Securities and Exchange Commission on request a copy of any omitted schedule or exhibit to this agreement.

Report of Independent Auditors

The Board of Directors
Parkway Properties, Inc.

We have audited the accompanying statement of rental revenues and direct operating expenses of the Chicago Purchase for the year ended December 31, 2000. This statement is the responsibility of management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of rental revenues and direct operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Form 8-K of Parkway Properties, Inc., as described in Note 2, and is not intended to be a complete presentation of the Chicago Purchase revenues and expenses.

In our opinion, the statement of rental revenue and direct operating expenses referred to above presents fairly, in all material respects, the rental revenues and direct operating expenses described in Note 2 of the Chicago Purchase for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

We have compiled the accompanying statement of rental revenues and direct operating expenses of the Chicago Purchase for the three months ended March 31, 2001 in accordance with the Statement on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. A compilation is limited to presenting in the form of a financial statement information that is the representation of management. We have not audited or reviewed the statement of rental revenues and direct operating expenses of the Chicago Purchase for the three months ended March 31, 2001 and, accordingly, do not express an opinion or any other form of assurance on the statement.

Ernst & Young LLP

Jackson, Mississippi
June 15, 2001

The Chicago Purchase

Statements of Rental Revenues
and Direct Operating Expenses

	Year Ended December 31, 2000	Three Months Ended March 31, 2001
		(unaudited)
Rental revenue (Note 1):		
Minimum rents	$15,958,572	$4,682,647
Reimbursed charges	4,742,782	2,093,269
Other income	1,190,387	321,113
	21,891,741	7,097,029
Direct operating expenses (Note 2):		
Utilities	1,786,493	486,451
Real estate taxes	3,566,037	1,507,500
Maintenance services and supplies	881,381	210,144
Janitorial services and supplies	1,160,369	346,998
Management fees	460,666	161,269
Salaries and wages	1,855,734	468,366
Administrative and miscellaneous expenses	587,181	156,241
	10,297,861	3,336,969
Excess of rental revenue over direct operating expenses	$11,593,880	$3,760,060

See accompanying notes.

The Chicago Purchase

**Notes to Statements of Rental Revenues
and Direct Operating Expenses**

December 31, 2000

1. **Organization and Significant Accounting Policies**

    Description of Property

    Parkway Properties, Inc. (the "Company") has entered into a contract to acquire the fee simple interest in an office building located at 233 North Michigan Avenue and an adjacent, four-level structured parking garage (the "Chicago Purchase") in Chicago, Illinois from an unrelated party. The Chicago Purchase contains approximately 1,067,000 (unaudited) net rentable square feet which includes office, retail and storage.

    Rental Revenue

    Minimum rents from leases are accounted for ratably over the term of each lease. Tenant reimbursements are recognized as revenue as the applicable services are rendered or expenses incurred.

    The future minimum rents on the Chicago Purchase's non-cancelable operating leases at December 31, 2000 are as follows:

Year	Amount
2001	$ 18,189,485
2002	18,703,299
2003	18,921,767
2004	18,434,130
2005	16,245,524
Thereafter	70,976,217
	$161,470,422

    The above amounts do not include tenant reimbursements for utilities, taxes, insurance and common area maintenance.

2. **Basis of Accounting**

    The accompanying statement of rental revenues and direct operating expenses is presented on the accrual basis. The statement has been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statement excludes certain expenses not comparable to the proposed future operations of the Chicago Purchase such as depreciation and mortgage interest expense.

Management is not aware of any material factors relating to the Chicago Purchase that would cause the reported financial information not to be necessarily indicative of future operating results.

3. Management Fees

Management fees of approximately 2.25% of revenues received from the operations of the Chicago Purchase were paid to an unrelated management company.

PARKWAY PROPERTIES, INC.

Pro Forma Consolidated Financial Statements
(Unaudited)

The following unaudited pro forma consolidated balance sheet as of March 31, 2001 and pro forma consolidated statements of income of Parkway Properties, Inc. ("Parkway") for the year ended December 31, 2000 and three months ended March 31, 2001 give effect to the proposed Chicago Purchase. The pro forma consolidated financial statements have been prepared by management of Parkway based upon the historical financial statements of Parkway and the adjustments and assumptions in the accompanying notes to the pro forma consolidated financial statements.

The pro forma consolidated balance sheet sets forth the effect of Parkway's proposed Chicago Purchase including the short-term bank borrowings, placement of non-recourse mortgage debt and the issuance of Series B Cumulative Convertible Preferred stock ("Related Financing") as if they had been consummated on March 31, 2001.

The pro forma consolidated statements of income sets forth the effects of the proposed Chicago Purchase and Related Financing as if each had been consummated on January 1, 2000.

These pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the Chicago Purchase and Related Financing had occurred on the date indicated or which may be obtained in the future. The pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements and notes of Parkway included in its annual report on Form 10-K for the year ended December 31, 2000.

PARKWAY PROPERTIES, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED BALANCE SHEET
March 31, 2001
(Unaudited)

	Parkway Historical	Pro Forma Adjustments (1)	Parkway Pro Forma
		(In thousands)	
Assets			
Real estate related investments:			
Office and parking properties	$650,787	$175,050	$825,837
Accumulated depreciation	(62,852)	-	(62,852)
	587,935	175,050	762,985
Land held for sale	3,733	-	3,733
Note receivable from Moore Building Associates LP	5,458	-	5,458
Mortgage loans	882	-	882
Real estate partnership	399	-	399
	598,407	175,050	773,457
Interest, rents receivable and other assets	16,526	-	16,526
Cash and cash equivalents	1,719	-	1,719
	$616,652	$175,050	$791,702
Liabilities			
Notes payable to banks	$ 66,709	$ 14,050	$ 80,759
Mortgage notes payable without recourse	222,739	106,000	328,739
Accounts payable and other liabilities	15,499	-	15,499
	304,947	120,050	424,997
Stockholders' Equity			
8.75% Series A Preferred stock, $.001 par value, 2,750,000 shares authorized and 2,650,000 shares issued and outstanding	66,250	-	66,250
8.34% Series B Cumulative Convertible Preferred stock, $.001 par value, 2,142,857 shares authorized and 1,603,499 shares issued and outstanding (pro forma)	-	56,122	56,122
Common stock, $.001 par value, 67,250,000 shares authorized, 9,312,002 shares issued and outstanding	9	-	9
Additional paid-in capital	200,615	(1,122)	199,493
Unearned compensation	(3,164)	-	(3,164)
Accumulated other comprehensive loss	(709)	-	(709)
Retained earnings	48,704	-	48,704
	311,705	55,000	366,705
	$616,652	$175,050	$791,702

See accompanying notes

PARKWAY PROPERTIES, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2000
(Unaudited)

	Parkway Historical	Pro Forma Adjustments (2)		Parkway Pro Forma
	(In thousands, except per share data)			
Revenues				
Income from office and parking properties	$118,970	$ 21,892	(a)	$140,862
Dividend income	1,205	-		1,205
Management company income	922	-		922
Interest on note receivable from Moore Building Associates LP	805	-		805
Incentive management fee from Moore Building Associates LP	191	-		191
Interest on investments	216	-		216
Interest on mortgage loans	90	-		90
Deferred gains and other income	125	-		125
	122,524	21,892		144,416
Expenses				
Office and parking properties:				
Operating expense	49,397	10,298	(a)	59,695
Interest expense:				
Contractual	16,195	7,802	(c)	23,997
Amortization of loan costs	176	-		176
Depreciation and amortization	19,651	3,939	(a)	23,590
Operating expense for other real estate properties	60	-		60
Interest expense on bank notes:				
Contractual	6,389	913	(d)	7,302
Amortization of loan costs	538	-		538
Management company expenses	738	-		738
General and administrative	3,951	-		3,951
	97,095	22,952		120,047
Income before gains and minority interest	25,429	(1,060)		24,369
Gains on sales of real estate held for sale and real estate equity securities	9,471	-		9,471
Minority interest - unit holders	(4)	-		(4)
Net income	34,896	(1,060)		33,836
Dividends on preferred stock	5,797	4,681	(e)	10,478
Net income available to common stockholders	29,099	(5,741)		23,358
Other comprehensive income - change in unrealized gain on real estate equity securities	821	-		821
Comprehensive income	$ 29,920	$ (5,741)		$ 24,179
Net income per common share:				
Basic	$ 2.96	$ (.58)		$ 2.38
Diluted	$ 2.93	$ (.58)		$ 2.35
Dividends per common share:				
Basic	$ 2.12	-		$ 2.12
Diluted	$ 2.12	-		$ 2.12
Weighted average shares outstanding:				
Basic	9,825	-		9,825
Diluted	9,926	-		9,926

See accompanying notes.

PARKWAY PROPERTIES, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2001
(Unaudited)

	Parkway Historical	Pro Forma Adjustments (2)		Parkway Pro Forma
		(In thousands, except per share data)		
Revenues				
Income from office and parking properties	$29,859	$ 7,097	(b)	$36,956
Dividend income	495	-		495
Management company income	186	-		186
Interest on note receivable from Moore Building Associates LP	230	-		230
Incentive management fee from Moore Building Associates LP	61	-		61
Interest on investments	25	-		25
Interest on mortgage loans	23	-		23
Deferred gains and other income	30	-		30
	30,909	7,097		38,006
Expenses				
Office and parking properties:				
Operating expense	12,518	3,337	(b)	15,855
Interest expense:		-		
Contractual	4,192	1,950	(c)	6,142
Amortization of loan costs	50	-		50
Depreciation and amortization	5,184	985	(b)	6,169
Operating expense for other real estate properties	9	-		9
Interest expense on bank notes:				
Contractual	1,396	228	(d)	1,624
Amortization of loan costs	155	-		155
Management company expenses	31	-		31
General and administrative	1,118	-		1,118
	24,653	6,500		31,153
Income before gains and minority interest	6,256	597		6,853
Net gains real estate held for sale, office property				
and real estate equity securities	1,611	-		1,611
Minority interest - unit holders	(1)	-		(1)
Net income	7,866	597		8,463
Dividends on preferred stock	1,449	1,170	(e)	2,619
Net income available to common stockholders	6,417	(573)		5,844
Other comprehensive income				
Change in unrealized gain on real estate equity securities	(821)	-		(821)
Change in market value of interest rate swap	(709)	-		(709)
Comprehensive income	$ 4,887	$ (573)		$ 4,314
Net income per common share:				
Basic	$ 0.68	$ 0.06		$ 0.62
Diluted	$ 0.67	$ 0.06		$ 0.61
Dividends per common share:				
Basic	$ 0.56	-		$ 0.56
Diluted	$ 0.56	-		$ 0.56
Weighted average shares outstanding:				
Basic	9,425	-		9,425
Diluted	9,521	-		9,521

See accompanying notes.

PARKWAY PROPERTIES, INC.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)

1.   The Company announced it has entered into a contract to acquire the fee simple interest in an office building located at 233 North Michigan Avenue and an adjacent, four-level structured parking garage (the "Chicago Purchase") in Chicago, Illinois for $173,500,000. The total purchase price, including closing costs, anticipated first year capital expenditures and leasing commissions, is expected to be approximately $175,050,000.

2.   The pro forma adjustments to the Consolidated Statement of Income for the year ended December 31, 2000 and three months ended March 31, 2001 set forth the effects of the proposed Chicago Purchase as if it had been consummated on January 1, 2000.

These pro forma adjustments are detailed below for the year ended December 31, 2000 and three months ended March 31, 2001.

The effect on income and expenses from real estate properties due to the above purchase is as follows:

(a) For the year ended December 31, 2000:

	Revenue	Expenses	
	Income From Real Estate Properties	Real Estate Owned	
		Operating Expense	Depreciation Expense
Chicago Purchase	$21,892,000	$10,298,000	$ 3,939,000

Depreciation is provided by the straight-line method over the estimated useful life of the building (40 years).

(b) For the three months ended March 31, 2001:

	Revenue	Expenses	
	Income From Real Estate Properties	Real Estate Owned	
		Operating Expense	Depreciation Expense
Chicago Purchase	$7,097,000	$3,337,000	$985,000

Depreciation is provided by the straight-line method over the estimated useful life of the building (40 years).

(c) Pro forma interest expense on real estate owned reflects the non-recourse debt placed upon purchase at the actual amount and rate as if placed January 1, 2000 and is detailed below.

Property/Placement Date/Rate	Debt	Year Ended 12/31/00	Three Months Ended 3/31/01
Chicago Purchase 6/01 7.36%	$106,000,000	$7,802,000	$1,950,000

(d) The pro forma effect of the Chicago Purchase on interest expense on notes payable to banks was $913,000 for the year ended December 31, 2000 and $228,000 for the three months ended March 31, 2001.

(e) The pro forma effect of the issuance of 1,603,499 shares of 8.34% Series B Cumulative Convertible Preferred stock on dividends on preferred stock was $4,681,000 for the year ended December 31, 2000 and $1,170,000 for the three months ended March 31, 2001.

3.   The pro forma net income per share for the year ended December 31, 2000 and the three months ended March 31, 2001 reflect the issuance of 1,603,499 shares of 8.34% Series B Cumulative Convertible Preferred stock.

4.   No additional income tax expenses were provided because of the Company's net operating loss carryover and status as a REIT.

5.   Diluted net income per share for the year ended December 31, 2000 and three months ended March 31, 2001 were $2.93 and $.67, respectively, based on diluted weighted average shares outstanding of 9,926,000 and 9,521,000, respectively.

Pro Forma diluted net income per share for the year ended December 31, 2000 and the three months ended March 31, 2001 were $2.35 and $.61, respectively, based on pro forma diluted weighted average shares outstanding of 9,926,000 and 9,521,000, respectively.

FORM 8-K

PARKWAY PROPERTIES, INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: June 21, 2001   PARKWAY PROPERTIES, INC.

                                        BY: /s/ Regina P. Shows
                                               Regina P. Shows, CPA
                                               Chief Accounting Officer